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                            October 18, 2023

       Martin Hausman, M.D.
       Chief Executive Officer
       LUDWIG ENTERPRISES, INC.
       1749 Victorian Avenue, #C 350
       Sparks, Nevada 89431

                                                        Re: LUDWIG ENTERPRISES,
INC.
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed October 5,
2023
                                                            File No. 333-271439

       Dear Martin Hausman:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 4, 2023 letter.

       Amendment No. 5 to Registration Statement on Form S-1

       Management, page 47

   1. We note your response to comment 1 and your revised disclosure here stating that "[p]rior to his joining [y]our
company as Chief Operating Officer, from July 2022 through
                                                        September 5, 2022, Mr.
Terwilliger, in his role as consultant to Homeopathic Partners,
                                                        Inc., provided
administrative services to [y]our company, under [y]our now-terminated consulting agreement
with Homeopathic Partners, Inc." We also note, however, that Mr.
                                                        Terwilliger is named as
Incorporator and his company, Corporate World, Inc., is named as
                                                        Resident Agent, in your
Articles of Incorporation included as Exhibit 3.1 and dated
                                                        February 8, 2006.
Please clarify Mr. Terwilliger's role with your company prior to July
                                                        2022. Refer to Item
401(e)(1) of Regulation S-K.
 Martin Hausman, M.D.
FirstName LastNameMartinINC.
                         Hausman, M.D.
LUDWIG ENTERPRISES,
Comapany
October 18,NameLUDWIG
            2023        ENTERPRISES, INC.
October
Page 2 18, 2023 Page 2
FirstName LastName
       Please contact Kristin Lochhead at 202-551-3664 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:      Eric Newlan